Exhibit 17.1

June 30, 2015

VIA EMAIL ONLY

Board of Directors
Valley High Mining Company

Gentlemen,

I hereby resign my position as Director, Chief Financial Officer, and any other official positions of Valley High Mining Company (the “Company”), effective immediately.

This resignation is not the result of a disagreement with management regarding the operations, policies or practices of the Company.

Sincerely yours,

/s/ William Wright____
William Wright